
Mail Stop 7010

August 15, 2007

<u>Via U.S. mail and facsimile</u>

Mr. David R. Ames
Chief Executive Officer and President
Xethanol Corporation
1185 Avenue of the Americas, 20th Floor
New York, NY 10036

> **Re:** **Xethanol Corporation**
> **Registration Statement on Form SB-2**
> **File No. 333-135121**
>
> **Form 10-Q for the quarter ended June 30, 2007**
> **File No. 001-32918**
> **Filed August 14, 2007**

Dear Mr. Ames:

We have reviewed the above-referenced filings and have the following comment. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note the impairment loss discussed in Note 6 to the financial statements in the Form 10-Q. It does not appear you disclosed this loss in the registration statement when it went effective. Please advise us as to why you did not disclose the loss in the registration statement, why you do not believe it was material and why you do not believe it was a material omission in the registration statement. In addition, please provide us a more comprehensive explanation of the impairment. Tell us the specific facts and circumstances that led to the impairment, explain how the amount of the impairment was determined, including whether the property was evaluated as held for use or held for sale, and tell us your current intentions regarding the property.

$$* \quad * \quad * \quad *$$

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Mr. Charles D. Vaughn, Esq.
Nelson Mullins Riley & Scarborough LLP
999 Peachtree Street NE, 14th Floor
Atlanta, Georgia 30309